November 4, 2010

VIA EDGAR

Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	CE Casecnan Water and Energy Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 1-12995

Dear Mr. Mew:

This correspondence is being filed in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2010 (the “Comments”) with respect to CE Casecnan Water and Energy Company, Inc.’s (the “Company”) Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended December 31, 2009. The numbering below corresponds to the numbering of the Comments, which have been incorporated into this response letter in italics.

Please note that final payment on the Company’s debt securities registered pursuant to Section 12(b) of the Securities Act of 1933 will be made on November 15, 2010. As such, the Company expects to file Form 15 deregistering the debt securities and signifying the Company’s termination of its duty to file reports pursuant to the Securities Exchange Act of 1934, as amended, prior to the next Form 10-K filing due date. Any future financings are expected to be exempt from registration with the Commission.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 4, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

3. Restricted Cash and Investments and Other Investments, page 23

1.
Please tell us how you determined your 2009 impairment related to your auction rate securities is temporary. In this regard, please summarize for us the negative and positive evidence used to assert these securities were not other than temporarily impaired. Please be detailed in your response.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s investment in auction rate securities (the “securities”) consists of two separate series, the INC Series 2003-6, with a par value of $13.9 million and a maturity date of December 15, 2033 (the “INC Series”), and the Potomac Series 2004-VII, with a par value of $7.5 million and a maturity of January 23, 2025 (the “Potomac Series”).

The Company uses a systematic and rational multi-factor approach to determine whether impairment on the securities is temporary or other-than-temporary. This approach is applied separately for each of the above securities. Using this approach, the Company determined that the 2009 impairment related to the securities was temporary on the basis that:

(1)	the Company did not intend to sell the securities at a price below par value, which represents the amortized cost basis of the securities;

(2)	it was not more-likely-than-not that the Company will be required to sell the securities before recovery of the entire amortized cost basis; and

(3)	the Company expected to recover the entire amortized cost basis of the securities.

The Company does not intend to sell the securities at a price below par value. In fact, the Company has rejected several offers to sell these securities. In the fourth quarter of 2009, the Company elected not to participate in a tender offer, priced at 71% of par value, conducted by the issuer of the Potomac Series. A subsequent tender offer in the third quarter of 2010, priced at 85% of par value, was also rejected. None of the securities have been sold through the date of this letter and there are no plans to sell the securities below par value.

It is not more-likely-than-not that the Company will be required to sell the securities before it can recover the entire amortized cost basis of the securities. Based on actual experience and the Company’s forecasts, the Company has no need to sell the securities to satisfy either its existing debt obligations or operational requirements. As previously discussed, the Company’s remaining outstanding debt is scheduled to be repaid in November 2010. Any future debt issued will not assume cash is available from these securities to service the debt. From January 1, 2004 through December 31, 2009, the Company has not required a capital contribution from its shareholders. Rather, the Company has distributed $315.5 million to shareholders during that period, after satisfying all operational, capital and debt service requirements.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 4, 2010

The Company’s revenues consist primarily of contractually-fixed amounts from the Company’s customer, supported by a sovereign guarantee, which has produced cash flows that satisfy the Company’s operational and capital requirements and has provided dividends to shareholders. The Casecnan Project is a large scale, hydroelectric project which had significant initial construction costs and now has low ongoing maintenance, operating expenses and capital expenditures.

Based on historical operating results and projections for the remainder of the Casecnan Project, holding the securities until the entire amortized cost basis is recovered does not negatively impact the normal operation of the Company’s business, including customer service, payments to vendors and employees, and maintenance of debt covenants. The Company has therefore concluded that it would not need to liquidate its investment in the securities in order to fund operating, capital or debt service obligations until the entire amortized cost basis is recovered.

The Company expects to recover the entire amortized cost basis in the securities. Both negative and positive evidence was available to the Company in determining that it expected to recover the entire amortized cost basis of the securities. Due to the market conditions that began at the end of the third quarter of 2007, there has been limited market activity, which has caused the auction process to fail. The secondary market for the securities also continues to be illiquid. At December 31, 2009, the securities had been in a loss position for two years and were valued at 91% of par value. In addition, the ratings for the securities had experienced downward pressure since October 31, 2008. Although no liquid market exists for the securities, the recent tender offers provide evidence that the Company will eventually be able to sell the securities at par value. As discussed above, in the fourth quarter of 2009, the issuer of the Potomac Series made a tender offer priced at 71% of par value, which the Company rejected. In the third quarter of 2010, the issuer made another tender offer priced at 85% of par value, which the Company also rejected.

The securities maintain an ‘A’ rating by Standard & Poor’s and the issuers continue to pay interest, including penalty interest, on a timely basis. Accordingly, the unrealized losses experienced by the securities resulted from changes in market interest rates and liquidity, not from changes in the Company’s expectation to recover the entire amortized cost basis of the securities, and therefore no credit loss exists. This conclusion is further supported by the Company’s modeling of the present value of its best estimate of expected future cash flows as discussed in Response 3 of this letter.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 4, 2010

8. Employee Benefit Plans, page 24

2.	Please revise future filings to include all the disclosures required by FASB ASC 715-20-50 related to your defined benefit pension plan, or advise us why such disclosures are considered unnecessary.

Response: The Company respectfully acknowledges the Staff’s comment. The Company did not include all the disclosures required by FASB ASC 715-20-50 related to its defined benefit pension plan as it was determined that such disclosures were not material to the overall financial statements. The plan’s net periodic benefit cost of $0.15 million for the year ended December 31, 2009, was less than 0.15% of the Company’s income before tax expense, the plan’s assets of $0.62 million at December 31, 2009, were less than 0.20% of the Company’s total assets, and the plan’s projected benefit obligation of $0.45 million at December 31, 2009, was less than 1% of the Company’s total liabilities.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 4, 2010

10. Fair Value Measurements, page 26

3.
Please tell us and disclose the inputs used to determine the fair value of your auction rate securities. In this regard, we note you determine fair value based on internally developed discounted cash flow pricing models. Lastly, summarize for us how you concluded a 39% increase in fair value was reasonably supportable for the year ended December 31, 2009.

Response: The Company respectfully acknowledges the Staff’s comment. The table below provides a summary of the inputs used to determine the fair value of the Company’s auction rate securities at December 31, 2009 and 2008, respectively, as well as a definition and explanation of the major model inputs.

	Potomac	INC
	Series	Series	Total

Par value	$ 7,500,000	$13,900,000	$21,400,000
Maturity date	1/23/2025	12/15/2033

	At December 31,
	2009	2008	% Change

Corporate bond yield:
Corporate bond yield(1)	6.21%	7.00%	(0.79%)
Illiquidity spread(2)	3.00%	3.00%	0.00%
Corporate bond yield, through August 31, 2013	9.21%	10.00%	(0.79%)

Expected long-term yield:
LIBOR swap rate(3)	4.47%	2.72%	1.75%
Penalty interest rate(4)	2.00%	2.00%	0.00%
Total expected long-term yield	6.47%	4.72%	1.75%

Difference	2.74%	5.28%	(2.54%)

Fair value:
Potomac series	$ 6,936,000	$ 5,218,500	32.9%
INC series	12,626,760	8,868,200	42.4%
Total	$19,562,760	$14,086,700	38.9%

Percent of par value	91.4%	65.8%

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 4, 2010

(1)
Based on a composite curve for similarly-rated U.S. domestic corporate bonds obtained from Bloomberg. Additionally, the table below summarizes the Moody’s and Standard & Poor’s ratings for the securities.

	At December 31,

	2009	2008

Potomac Series	Na/AA-	Baa1/AA
INC Series	Na/A	Baa1/AA

(2)
Represents the risk premium needed by the market in pricing the securities since at longer durations there is more uncertainty and a greater chance of events that might impact the liquidity of the investment. The concept is dependent on the notion that the bond market faces more uncertainties in the future than in the near term. Since management believed the market expected more volatility during the financial crisis, the illiquidity spread was initially set at 300 basis points and was assumed to decrease to 100 basis points after August 31, 2013. The assumption was established based on management’s judgment after consultation with several financial institutions.

(3)
Represents the LIBOR forward swap rate and is used as an estimate of the long-term yield on the securities. Obtained from Bloomberg. The underlying LIBOR rate in the securities resets every 28 days to the one-month LIBOR rate.

(4)
The underlying agreements require the payment of penalty interest rate when an auction fails. The applicable penalty rate is established based on the lowest of the securities’ Moody’s or Standard & Poor’s rating. The applicable penalty rate for these securities is 200 basis points.

The Company believes that the assumptions used and its estimate of future cash flows are “reasonable and supportable assumptions and projections.”

The 39% increase in fair value from December 31, 2008 to December 31, 2009 is a result of the 254 basis points change in the difference between the expected long-term yield and the current corporate bond yield as illustrated in the table above. The credit markets began to stabilize in early 2009 and this trend continued through December 31, 2009, with corporate yields decreasing over that time. The forward swap curve had increased indicating the expectation in the marketplace of rising interest rates in the future. When discounting the projected future interest income on the securities through maturity at the current market implied discount rate, the net present value results in a value that is higher at December 31, 2009 compared to December 31, 2008.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 4, 2010

The Company hereby acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 515-281-2905.

Sincerely,

/s/ Patrick J. Goodman

Patrick J. Goodman

Senior Vice President and Chief Financial Officer
CE Casecnan Water and Energy Company, Inc.